Exhibit 99.1

July 20, 2017

The Manager - Listing

BSE Limited,

The Manager - Listing

National Stock Exchange of India Ltd.

Dear Sir,

Sub: 71st Annual General Meeting - Voting Results

Ref: BSE: 507685 and NSE: WIPRO

In accordance with the Regulation 44 of SEBI (Listing Obligation and Disclosure Requirements) Regulations, please find enclosed the voting results and Scrutinizer’s Report on the resolutions passed at the Annual General Meeting held on July 19, 2017 for your information and records.

Other details regarding the attendance at the Annual General Meeting are provided in Annexure 1

Thanking You For

WIPRO LIMITED

M Sanaulla Khan

Company Secretary

Encl: As above

Business Unit:		Registered Office:

Wipro Limited	T:+91 80 3029 2929	Wipro Limited	T : +91 (80) 2844 0011
Phase-1,	F : +91 80 3915 1760	Doddakannelli,	F : +91 (80) 2844 0054
Electronic City,		Sarjapur Road,	E : info@wipro.com
Bengaluru - 560100		Bengaluru 560 035,	W : wipro.com
India		India	C : L32102KA1945PLC020800

Annexure 1

SLNO	DESCRIPTION
A	DATE OF AGM			July 19, 2017

B	BOOK CLOSURE DATE			July 17, 2017 to July 19, 2017 (Both days inclusive)

C	TOTAL NUMBER OF SHAREHOLDERS ON RECORD DATE			255762

D	NO OF SHAREHOLDERS PRESENT IN THE MEETING EITHER IN PERSON OR THROUGH PROXY			366

	SHAREHOLDERS	PRESENT IN PERSON	PRESENT THROUGH PROXY	TOTAL	SHARES	% TO CAPITAL
	PROMOTER AND PROMOTER GROUP	15	0	15	3557172550	73.09
	PUBLIC	342	9	351	126548996	2.60

	TOTAL	357	9	366	3683721546	75.69

E	No. of shareholders attended the meeting through Video Conferencing : Not Applicable

	Promoters and Promoter Group: : Not Applicable

	Public : Not Applicable

WIPRO LIMITED
Date of the AGM/EGM	July 19, 2017

Total number of shareholders on record date	255762

No. of shareholders present in the meeting either in person or through proxy:

Promoters and Promoter Group:	15

Public:	351

No. of Shareholders attended the meeting through Video Conferencing

Promoters and Promoter Group:	Not Applicable

Public:	Not Applicable

Resolution No.	1

Resolution required: (Ordinary/Special)	ORDINARY - To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2017, together with the Reports of the Directors and Auditors thereon.

Whether promoter/promoter group are interested in the agenda/resolution?	Yes- to the extent of their shareholding

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes - in favour (4)	No. of Votes against (5)	% of Votes in favour on votes polled (6)=[(4)/ (2)]*100	% of Votes against on votes polled (7)=[(5)/ (2)]*100
Promoter and Promoter Group	E-Voting	3561201214	3561201214	100.00	3561201214	0	100.00	0.00
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		3561201214	100	3561201214	0	100	0

Public- Institutions	E-Voting	816584556	668762590	81.90	668762590	0	100.00	0.00
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		668762590	81.90	668762590	0	100	0

Public- Non Institutions	E-Voting	488619076	10877169	2.23	10876062	1107	99.99	0.01
	Poll		67670487	13.85	67668714	1773	99.99	0.01
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		78547656	16.08	78544776	2880	99.99	0.01

	Total	4866404846	4308511460	88.54	4308508580	2880	99.99	0.01

Resolution No.	2

Resolution required: (Ordinary/Special)	ORDINARY - To confirm the payment of Interim Dividend of Rs.2/- per equity share already paid during the year as the Final Dividend for the financial year ended March 31, 2017.

Whether promoter/promoter group are interested in the agenda/resolution?	Yes- to the extent of their shareholding

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/ (1)]* 100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/ (2)]*100	% of Votes against on votes polled (7)=[(5)/ (2)]*100
Promoter and Promoter Group	E-Voting	3561201214	3561201214	100.00	3561201214	0	100.0000	0.0000
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		3561201214	100.00	3561201214	0	100	0

Public- Institutions	E-Voting	816584556	669214134	81.95	669214134	0	100.00	0.0000
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		669214134	81.95	669214134	0	100.00	0

Public- Non Institutions	E-Voting	488619076	10877209	2.23	10876504	705	99.99	0.01
	Poll		67671262	13.85	67669316	1946	99.99	0.01
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		78548471	16.08	78545820	2651	99.99	0.01

	Total	4866404846	4308963819	88.55	4308961168	2651	99.99	0.01

Resolution No.	3

Resolution required: (Ordinary/Special)	ORDINARY - To consider appointment of a Director in place of Mr. Abidali Z Neemuchwala (DIN 02478060) who retires by rotation and being eligible, offers himself for re-appointment.

Whether promoter/ promoter group are interested in the agenda/resolution?	Yes- to the extent of their shareholding

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/ (l)]* 100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/ (2)]*100	% of Votes against on votes polled (7)=[(5)/ (2)]*100
Promoter and Promoter Group	E-Voting	3561201214	3561201214	100.00	3561201214	0	100.0000	0.0000
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		3561201214	100.00	3561201214	0	100	0

Public- Institutions	E-Voting	816584556	669214134	81.95	667643089	1571045	99.77	0.23
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		669214134	81.95	667643089	1571045	99.77	0.23

Public- Non Institutions	E-Voting	488619076	10875708	2.23	10874751	957	99.99	0.01
	Poll		67668390	13.85	66954875	713515	98.95	1.05
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		78544098	16.07	77829626	714472	99.09	0.91

	Total	4866404846	4308959446	88.55	4306673929	2285517	99.95	0.05

Resolution No.	4

Resolution required: (Ordinary/Special)	ORDINARY - To consider and approve appointment of Auditors and fix their remuneration and if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution.

Whether promoter/ promoter group are interested in the agenda/resolution?	Yes- to the extent of their shareholding

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/ (1)]* 100	No. of Votes-in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/ (2)]*100	% of Votes against on votes polled (7)=[(5)/ (2)]*100
Promoter and Promoter Group	E-Voting	3561201214	3561201214	100.00	3561201214	0	100.00	0.0000
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		3561201214	100.00	3561201214	0	100.00	0

Public- Institutions	E-Voting	816584556	669214134	81.95	669214134	0	100.00	0.0000
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		669214134	81.95	669214134	0	100.00	0

Public- Non Institutions	E-Voting	488619076	10876729	2.23	10875410	1319	99.99	0.01
	Poll		67671123	13.85	67670386	737	100.00	0.00
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		78547852	16.08	78545796	2056	99.99	0.01

	Total	4866404846	4308963200	88.55	4308961144	2056	99.99	0.01

Resolution No.	5

Resolution required: (Ordinary/Special)	SPECIAL - Re-appointment of Mr. Azim H Premji (DIN 00234280) as Executive Chairman and Managing Director of the Company.

Whether promoter/ promoter group are interested in the agenda/resolution?	Yes- to the extent of their shareholding

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/ (l)]* 100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)=[(4)/ (2)]*100	% of Votes against on votes polled (7)=[(5)/ (2)]*100
Promoter and Promoter Group	E-Voting	3561201214	3561201214	100.00	3561201214	0	100.00	0.00
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
	Total		3561201214	100.00	3561201214	0	100	0

Public- Institutions	E-Voting	816584556	669214134	81.95	623050239	46163895	93.10	6.90
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
	Total		669214134	81.95	623050239	46163895	93.10	6.90
Public- Non Institutions	E-Voting	488619076	10876800	2.23	10876380	420	100.00	0.00
	Poll		67669125	13.85	60107970	7561155	88.83	11.17
	Postal Ballot (if applicable)		—	—	—	—	—	—
	Total		78545925	16.08	70984350	7561575	90.37	9.63
	Total	4866404846	4308961273	88.55	4255235803	53725470	98.75	1.25

Resolution No.	6

Resolution required: (Ordinary/Special)	SPECIAL-Re-appointment of Mr. William Arthur Owens (DIN 00422976) as Independent Director of the Company.

Whether promoter/ promoter group are interested in the agenda/resolution?	Yes- to the extent of their shareholding

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/ (1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/ (2)]*100	% of Votes against on votes polled (7)=[(5)/ (2)]*100
Promoter and Promoter Group	E-Voting	3561201214	3561201214	100.0000	3561201214	0	100.00	0.0000
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		3561201214	100.00	3561201214	0	100.00	0

Public - Institutions	E-Voting	816584556	668927282	81.92	666005794	2921488	99.56	0.44
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total		668927282	81.92	666005794	2921488	99.56	0.44

Public - Non Institutions	E-Voting	488619076	10872601	2.23	10869122	3479	99.97	0.03
	Poll		67669121	13.85	66925446	743675	98.90	1.10
	Postal Ballot (if applicable)		—	—	—	—	—	0.00

	Total		78541722	16.07	77794568	747154	99.05	0.95

	Total	4866404846	4308670218	88.54	4305001576	3668642	99.91	0.09

V. SREEDHARAN AND ASSOCIATES Company Secretaries No. 32/33, 1st and 2nd Floor, GNR Complex, 8th Cross, Wilson Garden, Bengaluru 560 027 +91 80 222 90 394 compliance@sreedharancs.com

Form No. MGT-13

REPORT OF SCRUTINIZER

[Pursuant to section 109 of the Companies Act, 2013 and Rule 21(2) of the

Companies (Management and Administration) Rules, 2014]

To,

The Chairman of the Seventy First Annual General Meeting of the Equity Shareholders of “Wipro Limited” held on July 19, 2017 at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opposite Tower 8, No. 72, Keonics, Electronics City, Hosur Road, Bengaluru - 561 229 at 4 p.m.

Sir,

I, V. Sreedharan, partner of V. Sreedharan and Associates, Company Secretaries, Bengaluru, was appointed as Scrutinizer pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, for the purpose of:

(i)	Scrutinizing the remote e-voting process under the provision of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and pursuant to Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

(ii)	Voting through electronic voting system (“Instapoll”) at the annual general meeting.

The management of the Company is responsible to ensure compliance with the requirement of the Companies Act, 2013 and Rules relating to voting by electronic means for the resolutions contained in the Notice of the Seventy First Annual General Meeting of the Equity Shareholders dated June 02, 2017. My responsibility as a Scrutinizer for the voting process of voting by electronic means is restricted to making a Consolidated Scrutinizer’s Report of the votes cast “in favor” or “against” the resolution stated in the notice of the AGM, based on the report generated from the e-voting system and Instapoll provided by Karvy Computershare Private Limited, the Agency Authorised under the Rules and engaged by the Company to provide e-voting facilities for voting through remote e-voting and voting at the general meeting by Instapoll at the venue of the AGM.

We submit our report as under:

A.	Relating to E-Voting:

1.	The remote E-Voting period remained open from 9.00 a.m. Saturday, July 15, 2017 up to 5.00 p.m. Tuesday, July 18, 2017.

2.	The Annual Report, the Notice of Annual General Meeting and the e-voting instructions slip were sent by electronic mode to those members whose email ids were registered with the Depository Participants and the same were sent to all other members at their registered address in permitted mode.

B.	Relating to voting at the AGM :

a.	Instapoll

After the conclusion of the AGM, the votes cast through Instapoll were reconciled with the records maintained by the Company/ Registrar and Transfer Agents of the Company and the authorizations/proxies lodged with the Company.

b.	ballot

The facility for voting through ballot was also made available at the venue of the AGM and ballot box was provided. However, no member voted through ballot at the AGM.

C.	Result of Remote E-Voting and Instapoll Voting at AGM is as under:

1.	The voting rights were reckoned as on Wednesday, July 12, 2017, being the Cut-off date for the purpose of deciding the entitlements of members at the remote e-voting and instapoll at the meeting.

2.	After the conclusion of the Annual General Meeting, the votes cast through remote e-voting were unblocked on July 19, 2017 at 5.40 P.M. in presence of two witnesses, namely Ms. Devika Sathyanarayana residing at 2nd Floor, No. 86, Divinity Apartments, 9th Main, RPC Layout, Vijayanagar, Bangalore 560104 and Mr. Pradeep B. Kulkarni residing at 53/1-A, SPL Sree Theertha Apartment, 4th Main, 17th Cross, Malleshwaram, Bengaluru 560055 who are not in the employment of the Company.

They have signed below in confirmation of the event being unblocked in their presence:

(Devika Sathyanarayana)	(Pradeep B. Kulkarni)

3.	Thereafter, Karvy Computershare Private Limited provided the details of equity shareholders, who voted “For” or “Against” through voting at the annual general meeting by electronic means (Instapoll).

4.	The combined result of remote e-voting and poll is as under:

a)	RESOLUTION 1

To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2017, together with the Reports of the Directors and Auditors thereon.

(i)	Voted in favour of Resolution

	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	781	166	947
Number of votes cast by them	424,08,39,866	6,76,68,714	430,85,08,580
% of Total Number of valid votes cast	100	100	100

(ii)	Voted against the resolution

	Remote E-voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	5	2	7
Number of votes cast by them	1,107	1,773	2,880
% of Total Number of valid votes cast	Negligible	Negligible	Negligible

(iii)	Invalid Votes

	Remote E- voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	NIL	NIL	NIL
Number of votes cast by them	NIL	NIL	NIL

b)	RESOLUTION 2

To confirm the payment of Interim Dividend of 2 per equity share already paid during the year as the Final Dividend for the financial year ended March 31, 2017.

(i)	Voted in favour of Resolution

	Remote E- voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	776	164	940
Number of votes cast by them	424,12,91,852	6,76,69,316	430,89,61,168
% of Total Number of valid votes cast	100	100	100

(ii)	Voted against the resolution

	Remote E- voting	Instapoll (E- Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	10	4	14
Number of votes cast by them	705	1,946	2,651
% of Total Number of valid votes cast	Negligible	Negligible	Negligible

(iii)	Invalid Votes

	Remote E- voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	NIL	NIL	NIL
Number of votes cast by them	NIL	NIL	NIL

c)	RESOLUTION 3

To consider appointment of a Director in place of Mr. Abidali Z Neemuchwala (DIN 02478060) who retires by rotation and being eligible, offers himself for reappointment.

(i)	Voted in favour of Resolution

	Remote E- voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	766	167	933
Number of votes cast by them	423,97,19,054	6,69,54,875	430,66,73,929
% of Total Number of valid votes cast	99.96	98.94	99.95

(ii)	Voted against the resolution

	Remote E- voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	19	3	22
Number of votes cast by them	15,72,002	7,13,515	22,85,517
% of Total Number of valid votes cast	0.04	1.06	0.05

(iii)	Invalid Votes

	Remote E- voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	NIL	NIL	NIL
Number of votes cast by them	NIL	NIL	NIL

d)	RESOLUTION 4

To consider and approve appointment of Auditors.

(i)	Voted in favour of Resolution

	Remote E- voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	773	165	938
Number of votes cast by them	424,12,90,758	6,76,70,386	430,89,61,144
% of Total Number of valid votes cast	100	100	100

(ii)	Voted against the resolution -

	Remote E- voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	14	3	17
Number of votes cast by them	1,319	737	2,056
% of Total Number of valid votes cast	Negligible	Negligible	Negligible

(iii)	Invalid Votes:

	Remote E- voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	NIL	NIL	NIL
Number of votes cast by them	NIL	NIL	NIL

e)	RESOLUTION 5

Re-appointment of Mr. Azim H Premji (DIN 00234280) as Executive Chairman and Managing Director of the Company.

(i)	Voted in favour of Resolution

	Remote E- voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	728	165	893
Number of votes cast by them	419,51,27,833	6,01,07,970	425,52,35,803
% of Total Number of valid votes cast	98.91	88.83	98.75

(ii)	Voted against the resolution -

	Remote E- voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	60	3	63
Number of votes cast by them	4,61,64,315	75,61,155	5,37,25,470
% of Total Number of valid votes cast	1.09	11.17	1.25

(iii)	Invalid Votes:

	Remote E- voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	NIL	NIL	NIL
Number of votes cast by them	NIL	NIL	NIL

f)	RESOLUTION 6

Re-appointment of Mr. William Arthur Owens (DIN 00422976) as Independent Director of the Company.

(i)	Voted in favour of Resolution

	Remote E- voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	756	163	919
Number of votes cast by them	423,80,76,130	6,69,25,446	430,50,01,576
% of Total Number of valid votes cast	99.93	98.90	99.91

(ii)	Voted against the resolution -

	Remote E- voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	22	4	26
Number of votes cast by them	29,24,967	7,43,675	36,68,642
% of Total Number of valid votes cast	0.07	1.10	0.09

(iii)	Invalid Votes:

	Remote E- voting	Instapoll (E-Voting at AGM)	Total
Number of Members present and voting (in person or by proxy)	NIL	NIL	NIL
Number of votes cast by them	NIL	NIL	NIL

5.	A Compact Disc (CD) containing a list of Equity shareholders who voted “FOR”,“AGAINST” and those whose votes were declared invalid for each resolution is enclosed.

6.	The electronic data and all other relevant records relating to the e-voting shall remain in our safe custody and shall be handed over to the Company Secretary for preserving safely after the Chairman considers, approves and signs the Minutes of the aforesaid Annual General Meeting.

Thanking You,

Yours faithfully,

For V. Sreedharan & Associates

(V. Sreedharan) Partner FCS 2347; CP No. 833	Bengaluru July 20, 2017